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                                                                  EXHIBIT (E)(D)

                                THIRD ADDENDUM
                                    TO THE
                            DISTRIBUTION AGREEMENT
                                BY AND BETWEEN

                      METROPOLITAN LIFE INSURANCE COMPANY

                                      AND

                        METROPOLITAN SERIES FUND, INC.


The following modifications and additions shall be made to the above captioned agreement, effective May 16, 1983, and amended on May 1, 1986 and May 16, 1993 ("Agreement"), and shall be effective on December 1, 2000.

1.   Section 6.  Payment of Expenses
     -------------------------------

     This section shall be amended to read as follows:

          (a) The parties acknowledge that the Fund has created an additional class of its shares for certain of its Portfolios (which Portfolios, together with any other "dual-class" Portfolios that the Fund may have from time to time, are referred to herein as "Dual-Class Portfolios").

          (b) As to the shares of any Portfolio that is not a Dual-Class Portfolio (i.e., a "Single Class Portfolio"), and as to each Dual-Class Portfolio's class of shares (the "Class A" shares) that is not subject to a distribution plan under Investment Company Act Rule 12b-1 (a "Rule 12b-1 Plan"), the Distributor will, from its own resources, pay (or cause to be paid) all distribution expenses and costs i.e., those arising from any activity which is primarily intended to result in the sale of such shares.

          (c) As to any shares of a Portfolio (the "Class B" shares) that are subject to a Rule 12b-1 Plan:

               (i) The Distributor, on behalf of the Fund, is hereby authorized, from time to time, to enter into separate written agreements ("Sales Agreements"), on terms and conditions not inconsistent with this Agreement, with insurance company ("Purchasers") that have separate accounts eligible to purchase the Fund's Class B shares and that agree to participate in the distribution of the Class B shares, directly or through their affiliated broker-dealers, by means of the distribution of such Purchasers' variable annuity contracts and variable life insurance policies that will be funded with such shares (collectively "Variable Products") and to use their best efforts to solicit applications for such Variable Products.
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               (ii) The Distributor may not enter into any Sales Agreement for
          Class B shares with any Purchaser that is more favorable than that maintained with any other Purchaser, except that not all Dual or Single Class Portfolios of the Fund need be made available for investment by all participating purchasers, separate accounts, or Variable Products. The Board of Directors of the Fund may, in its sole discretion, determine that certain Portfolios and classes of shares of the Fund shall be available only to certain types of Variable Products or to a single Purchaser.

               (iii) As compensation to the Distributor for services rendered and expenses borne as a Distributor hereunder, each Dual-Class Portfolio shall pay the Distributor a monthly fee (payable on or before the fifth (5th) business day of the following month) at a rate equal to 0.25% per annum of the average daily net assets of the Portfolio attributable to Class B shares with respect to which the Distributor provides services and/or assumes expenses under the Fund's Rule 12b-1 Plan applicable to those shares. The Distributor may, but need not, pay the Purchasers pursuant to Sales Agreements, as described in subsection (i) hereof.

               (iv) The Distributor shall furnish to the Fund, at least quarterly, reports as to the sales of the Fund's Class B shares made pursuant to this Agreement. These reports may be combined with any similar report prepared by the Distributor or other entity.

               (v) The Distributor may also apply amounts it receives from the Fund pursuant to this Agreement to compensate itself for certain services rendered and expenses borne. These and the application of all other payments pursuant to this Section 6(c) shall comply in all respects with the terms of the Rule 12b-1 Plan (as in effect from time to time) that apply to those payments.

               (vi) Except to the extent paid for out of payments pursuant to a Rule 12b-1 plan in compliance with this Section 6(c), the Distributor will, from its own resources, pay (or cause to be paid) all distribution expenses and costs relating to Class B shares.

2.   Section 8.  Duration and Termination of this Agreement
     ------------------------------------------------------

     Section 8 is amended to read as follows:

          (a) This Agreement shall become effective as of the date first above written and shall remain in force as to any class of shares of any Portfolio until May 16, 1985 and thereafter, but only so long as continuance as to such Portfolio and class is specifically approved at least annually by the Board of Directors of the Fund, including a majority of those Directors who are not parties to this Agreement or interested persons of any such party, in person at a meeting called for the purpose of voting upon such approval.
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          (b)  This Agreement may be terminated as to any or all Portfolios or classes of shares, without payment of any penalty:

               (i)  by the Board of Directors of the Fund,

               (ii) by vote of a majority of the outstanding voting securities of the affected Portfolio or class,

               (iii) by the Distributor, or

               (iv) in the case of Class B shares of any Portfolio, by the directors who are not parties to this Agreement or interested persons of any such party;

     in each case, effective on sixty days' written notice to the other party. This Agreement shall automatically terminate as to any Portfolio or class in the event of its assignment with respect to that Portfolio or class.

          (c) The terms "vote of a majority of the outstanding voting securities" and "interested person," when used in this Agreement, shall have the respective meanings specified in the Investment Company Act.

3.   Section 10.  Certain Amendments
     -------------------------------

     A new Section 10 is added to read as follows:

          Any amendment to this Agreement shall be effective as to a Portfolio or class of shares only if it has been approved as to that Portfolio or class by the Board of Directors of the Fund, including a majority of those Directors that are not parties to this Agreement or interested persons of any such party, in person at a meeting called for the purpose of voting upon such approval.

IN WITNESS WHEREOF, the parties have caused this Third Addendum to be executed by their duly authorized representatives, effective as of December 1, 2000.


METROPOLITAN SERIES FUND, INC.         METROPOLITAN LIFE INSURANCE COMPANY

By:  /s/ Christopher P. Nicholas       By:  /s/ Barbara Hume
     ---------------------------            ----------------

TITLE: Associate General Counsel       TITLE: Vice-President
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